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                              December 17, 2020

       Luis Henrique Cals de Beauclair Guimar  es
       Chief Executive Officer
       Cosan S.A.
       Avenida Brigadeiro Faria Lima, 4,100
       16th Floor
       S  o Paulo, Brazil

                                                        Re: Cosan S.A.
                                                            Registration
Statement on Form F-4
                                                            Filed December 9,
2020
                                                            File No. 333-251238

       Dear Mr. Guimar  es:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Description of CSAN ADSs AND CSAN Deposit Agreement, page 84

   1. We note that the ADS Depositary will issue the CSAN ADSs in consideration for CZZ
                                                        Class A Shares. We
further note the disclosure that the CSAN deposit agreement will include a provision
that CSAN ADR holders and beneficial owners of CSAN ADSs each irrevocably agree that
any legal suit, action or proceeding against or involving CSAN or the ADS Depositary,
arising out of or based upon the deposit agreement, the CSAN ADSs or the transactions
contemplated thereby, may only be instituted in a state or federal court in New York, New York,
and each irrevocably submits to the exclusive jurisdiction of such courts in any such
suit, action or proceeding. Please disclose whether this provision applies to actions
arising under the Securities Act or Exchange Act. If so, please also state
 Luis Henrique Cals de Beauclair Guimar  es
Cosan S.A.
December 17, 2020
Page 2
      that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the agreement states this clearly. Please also file the deposit agreement as an exhibit to your registration statement or provide analysis explaining why you are not required to do so pursuant to Item 601 of Regulation S-K.

2. Disclosure here states that your deposit agreement will include a waiver of jury trial in any suit, action or proceeding against you or the ADS Depositary directly or indirectly arising out of or relating to your CSAN Shares or other deposited securities, the CSAN ADSs, the
      CSAN ADRs, the deposit agreement, or any transaction contemplated therein, including any suit, action or proceeding under the U.S. federal securities laws. Please revise to include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you and whether the provision applies to purchasers in secondary transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                      Sincerely,
FirstName LastNameLuis Henrique Cals de Beauclair Guimar  es
                                                      Division of Corporation
Finance
Comapany NameCosan S.A.
                                                      Office of Energy &
Transportation
December 17, 2020 Page 2
cc:       Manuel Garciadiaz
FirstName LastName